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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 0-26046

China Natural Resources, Inc.
(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,
168-200 Connaught Road Central, Sheung Wan, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: December 31, 2013	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

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 EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated December 31, 2013
99.2	Preliminary Information Statement

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SIGNATURES
EXHIBIT INDEX